UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITIONAL PERIOD FROM                      TO
COMMISSION FILE NUMBER 001-14437
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
RTI INTERNATIONAL METALS, INC.
EMPLOYEE SAVINGS
AND INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RTI INTERNATIONAL METALS, INC.
Westpointe Corporate Center One, 5th Floor
1550 Coraopolis Heights Road
Pittsburgh, PA 15108-2973

RTI INTERNATIONAL METALS, INC.
EMPLOYEE SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedules
As of December 31, 2008 and 2007 and for the Year Ended December 31, 2008

Required Information/Index to Exhibits	1

Signatures	2

Consent of Independent Registered Public Accounting Firm for the Year Ended December 31, 2008	3

Consent of Independent Registered Public Accounting Firm for the Year Ended December 31, 2007	4

Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2008	5

Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2007	6

Financial Statements:

Statements of Net Assets Available for Benefits	7
Statement of Changes in Net Assets Available for Benefits	8
Notes to Financial Statements	9

Supplemental Schedules:

Form 5500 Schedule H, line 4i Schedule of Assets (Held at End of Year)	18
EX-23.1
EX-23.2
EX-99.1
EX-99.2

REQUIRED INFORMATION
The financial statements of the RTI International Metals, Inc. Employee Savings and Investment Plan (the “Plan”) and accompanying report of the independent registered public accounting firm for such Plan set forth as Exhibit 99.1 are being furnished pursuant to the rules and regulations of the Securities and Exchange Commission.
Index to Exhibits

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm for the Year Ended December 31, 2008

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm for the Year Ended December 31, 2007

Exhibit 99.1	Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2008 and the RTI International Metals Inc. Employee Savings and Investment Plan Financial Statements as of December 31, 2008 and for the year then ended

Exhibit 99.2	Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2007 and the RTI International Metals Inc. Employee Savings and Investment Plan Financial Statements as of December 31, 2007 and for the year then ended

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant (who administers the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RTI INTERNATIONAL METALS, INC. EMPLOYEE SAVINGS AND INVESTMENT PLAN
	By:	RTI International Metals, Inc., its administrator

Date: June 24, 2009	By:	/s/ William T. Hull
William T. Hull,
Senior Vice President and Chief Financial Officer

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